Filed by Medtronic, Inc.
                                                  Pursuant to Rule 425 under the
                                             Securities Act of 1933, as amended.

                                              Subject Company:  Cyberonics, Inc.
                                                    Commission File No.: 0-19806

[THE FOLLOWING IS A DESCRIPTION OF A PORTION OF A POWERPOINT SLIDE PRESENTATION MADE BY MEDTRONIC, INC. IN AN ANALYST PRESENTATION ON SEPTEMBER 12, 2000.]
                              -------------------

                  Cyberonics Transaction

                                                                [Medtronic Logo]
o    Market Potential:
     o    40,000 Candidates Annually                         -------------------

o    Proprietary Technology:
     o    Vagal Nerve Stimulation                 [Graphic Representation of
                                                  Implanted Cyberonics, Inc. NCP
                                                  Device and Leads]
o    Strategic Fit:
     o    Neurostimulation for Epilepsy                      -------------------


                                                            [Photograph of
                                                            Cyberonics, Inc. NCP
                                                            Device and Leads]



         Prior to the consummation of any negotiated transaction involving Medtronic, Inc. ("Medtronic") and Cyberonics, Medtronic would expect to file a registration statement with the U.S. Securities and Exchange Commission (the "SEC") and Cyberonics would be expected to file a proxy statement. Shareholders are urged to read the registration statement and proxy statement (when available) because they will contain important information about the companies and the proposed transaction. Investors and shareholders will be able to obtain copies of these documents (when available), along with other documents filed by the companies with the SEC, free of charge, through the web site maintained by the SEC at http://www.sec.gov. Shareholders can also obtain, free of charge, copies of the registration statement and proxy statement (when available) along with any documents Medtronic has filed with the SEC by contacting the Medtronic Investor Relations Department.